Exhibit 99.2

August 15, 2017

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland & Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Securities Office

Nunavut Securities Office

Re:	CANADA GOOSE HOLDINGS INC.

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of the shareholders of Canada Goose Holdings Inc. (the “Company”) held on August 15, 2017 (the “Meeting”), we hereby advise you, in accordance with Section 11.3 of NI 51-102, of the following voting results obtained at the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the seven (7) nominees proposed by management of the Company were elected as directors of the Company, with the following results:

Nominee	Votes For	%	Votes Withheld	%

Dani Reiss	823,218,617	99.57%	3,517,293	0.43%

Ryan Cotton	822,112,262	99.44%	4,623,648	0.56%

Joshua Bekenstein	819,071,254	99.07%	7,664,656	0.93%

Stephen Gunn	826,490,729	99.97%	245,181	0.03%

Nominee	Votes For	%	Votes Withheld	%

Jean-Marc Huët	826,728,852	100.00%	7,058	0.00%

John Davison	826,730,106	100.00%	5,804	0.00%

Maureen Chiquet	826,728,718	100.00%	7,192	0.00%

2.	Appointment of Deloitte LLP as Auditor

A ballot was conducted with respect to the appointment of Deloitte LLP as the Company’s auditor and authorizing the directors of the Company to fix the remuneration of the auditor. According to proxies received and ballots cast, Deloitte LLP was appointed as the Company’s auditor and the directors were authorized to fix the remuneration of the auditor, with the following results:

Votes For	%	Votes Withheld	%
826,602,083	99.98%	133,827	0.02%

DATED this 15th day of August, 2017

CANADA GOOSE HOLDINGS INC.

(s) David Forrest

David Forrest Senior Vice President, General Counsel